                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 13 )*
                                            ----

                             ALBERTO-CULVER COMPANY
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    013068200
                    -----------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg                       Carol L. Bernick
NEAL, GERBER & EISENBERG                    2525 Armitage Avenue
Two North LaSalle Street, Suite 2200        Melrose Park, Illinois 60160
Chicago, Illinois 60602                     (708) 450-3051
(312) 269-8020
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 2, 2002
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                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages


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   CUSIP NO. 013068200                  13D                Page 2 of 6 Pages
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  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Carol L. Bernick
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[_]
                                                                         (b)[X]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS *
                 Not applicable
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  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                                         [_]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S. Citizen
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            NUMBER                   SOLE VOTING POWER
                               7
          OF SHARES                            2,041,940**
                             ---------------------------------------------------
         BENEFICIALLY                SHARED VOTING POWER
                               8
           OWNED BY                            4,732,824**
                             ---------------------------------------------------
             EACH                    SOLE DISPOSITIVE POWER
                               9
          REPORTING                            2,041,940**
                             ---------------------------------------------------
            PERSON
                               10    SHARED DISPOSITIVE POWER
             WITH
                                               4,732,824**
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
                 6,774,764**

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [X]
       Excluded are 839,100 Class A shares and 88,682 Class B shares held directly by Bernick's spouse; 5,100 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,587 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                 21.56%**

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  14   TYPE OF REPORTING PERSON *
                 IN

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* SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

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CUSIP NO. 013068200                     13D                  Page 3 of 6 Pages
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
Item 1.  Security and Issuer.

         Title of Class of Securities:        Class A Common Stock, $.22 par value per share (the
                                              "Class A shares")

         Name and Address of Issuer:          Alberto-Culver Company (the "Company")
                                              2525 Armitage Avenue
                                              Melrose Park, IL 60160

Item 2.  Identity and Background.

         (a)   Name of Person Filing:         Carol L. Bernick ("Bernick")


         (b)   Address:                       c/o Carol L. Bernick
                                              2525 Armitage Avenue
                                              Melrose Park, IL 60160

         (c)   Principal Business:            Bernick, an individual, is a Director, Vice Chairman and
                                              Assistant Secretary of the Company, and President
                                              Alberto-Culver Consumer Products Worldwide, a division
                                              of the Company.


         (d)   Prior Criminal Convictions:    None

         (e)   Prior Civil Proceedings with   None
               Respect to Federal or State
               Securities Laws:

         (f)   Citizenship/Organization:      U.S. Citizen

Item 3.  Source and Amount of Funds or Other Consideration.

         On July 2, 2002 pursuant to an underwritten public offering, (i) trusts to which Bernick has sole voting and investment power sold 2,871,554 Class B shares, (ii) a trust, to which Bernick shares voting and investment power with Bernice E. Lavin, sold 300,600 Class B shares, and (iii) the Lavin Family Foundation, a charitable private foundation of which Bernick is Vice President and a Director (the "Lavin Family Foundation"), to which Bernick shares voting and investment power with Leonard H. Lavin and Bernice E. Lavin, sold 240,000 Class B shares, in each case at an initial price to the public of $48.20 per share, less an underwriting discount of $1.93 per share, for a price to Bernick (prior to expenses payable by Bernick related to the offering) of $46.27 per share.

Item 4.  Purpose of Transaction.

         The transactions were for the Bernick family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

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CUSIP NO. 013068200                     13D                Page 4 of 6 Pages
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Item 5.  Interest in Securities of the Issuer.

         (a)   (i)    Amount of Class A Shares Beneficially Owned: 6,774,764
                      Class A shares total; 327,805 Class A shares and 104,476
                      Class B shares held as trustee of the Carol L. Bernick
                      Revocable Trust, u/a/d 4/23/93 ("Revocable Trust");
                      100,000 Class B shares held as trustee of the Carol L.
                      Bernick Revocable Trust II, u/a/d 4/17/02 (the "Revocable
                      Trust II"); 282,740 Class B shares held as co-trustee of the CLB Grantor Annuity Trust, u/a/d 9/15/93 (the "CLB
                      Trust"); 111,475 Class A shares held as trustee of the 2001 CLB Grantor Annuity Trust, u/a/d 9/18/01 (the "CLB
                      2001 Trust"); 1,026,982 Class B shares held as trustee of the KSL Property Trust II (the "Property Trust");
                      1,771,549 Class B shares and 64 Class A shares as co-trustee of the Bernice E. Lavin Trust, u/a/d 12/18/87
                      (the "BEL Trust"); 2,073,529 Class B shares and 5,704
                      Class A shares held as co-trustee of the Leonard H. Lavin
                      Trust, u/a/d 12/18/87 (the "LHL Trust"); 100,200 Class A shares held as co-trustee of a trust for Bernick's benefit; 80,088 Class A shares as trustee of trusts for the benefit of certain of Bernick's family members (the
                      "Family Members Trusts"); 395,378 Class A shares and
                      280,000 Class B shares held by the Lavin Family
                      Foundation; 35,000 Class A shares and 71,400 Class B shares held by the Howard and Carol Bernick Family
                      Foundation, a charitable private foundation of which Bernick is President and a director; and 8,374 Class B shares held as a participant in the Alberto-Culver
                      Employees' Profit Sharing Plan.

               (ii) Percentage of Class A Shares Beneficially Owned: 21.56% total; 1.67% as trustee of the Revocable Trust; .39% as trustee of the Revocable Trust II; 1.09% as co-trustee of the CLB Trust; .43% as trustee of the CLB 2001 Trust; 3.84% as trustee of the Property Trust; 6.45% as co-trustee of the BEL Trust; 7.48% as co-trustee of the LHL Trust; .39% as co-trustee of a trust for Bernick's benefit; .31% as trustee of the Family Members Trusts; 2.60% by Lavin Family Foundation; .41% by the Howard and Carol Bernick Family Foundation; and .03% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 25,708,144 Class A shares outstanding as of June 12, 2002).**

               ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

         (b)   Number of Class A Shares as to which Bernick has:

                      (i)   Sole power to vote:           2,041,940/1/

                      (ii)  Shared power to vote:         4,732,824/2/

                      (iii) Sole power to dispose:        2,041,940/1/

                      (iv) Sole power to dispose:         4,732,824/2/


               /1/ The 2,041,940 shares held by Bernick and reflected as sole power to vote and sole power to dispose include 327,805 Class A shares and 104,476 Class B shares held as trustee of the Revocable Trust; 100,000 Class B shares held as trustee of the Revocable Trust II; 282,740 Class B shares held as trustee of the CLB Trust; 111,475 Class A shares held as trustee of the CLB 2001 Trust; 1,026,982 Class B shares held as trustee of the Property Trust; 80,088 Class A shares held as trustee of the Family Members Trusts; and 8,374 Class B shares held as a participant in the Alberto-Culver Employees Profit Sharing Plan.

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   CUSIP NO. 013068200                     13D             Page 5 of 6 Pages
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               /2/    The 4,732,824 shares held by Bernick and reflected as
                      shared power to vote and shared power to dispose include 100,200 Class A shares held as co-trustee of a trust for her benefit; 395,378 Class A shares and 280,000 Class B shares held by the Lavin Family Foundation; 1,771,549 Class B shares and 64 Class A shares held as co-trustee of the BEL Trust; 2,073,529 Class B shares and 5,704 Class A shares held as co-trustee of the LHL Trust; and 35,000 Class A shares and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation.

         Bernick shares the power to vote and dispose of the 395,378 Class A shares and 280,000 Class B shares held by Lavin Family Foundation, 1,771,549 Class B shares and 64 Class A shares held by the BEL Trust, and 2,073,529 Class B shares and 5,704 Class A shares held by the LHL Trust, with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote and dispose of 100,200 Class A shares held by such trust with Bernice E. Lavin. Bernick shares the power to vote and dispose of 35,000 Class A shares and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation with Howard B. Bernick and Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:


                      (1)   Name of Person:        (1)  Leonard H. Lavin
                                                   (2)  Bernice E. Lavin
                                                   (3)  Howard B. Bernick
                                                   (4)  Marshall E. Eisenberg

                      (ii)  Address:               (1),(2), 2525 Armitage Avenue
                                                   and (3) Melrose Park,
                                                   Illinois 60160
                                                   (4)  Neal, Gerber & Eisenberg
                                                        Two North LaSalle
                                                        Street, Suite 2200
                                                        Chicago, Illinois 60602

                      (iii) Principal Business:    (1)  Leonard H. Lavin, an
                                                        individual, is a
                                                        Director and the
                                                        Chairman of the Company.
                                                   (2)  Bernice E. Lavin, an
                                                        individual, is a
                                                        Director and the Vice
                                                        Chairman, Secretary and
                                                        Treasurer of the
                                                        Company.
                                                   (3)  Howard B. Bernick, an
                                                        individual, is a
                                                        Director and the
                                                        President and Chief
                                                        Executive Officer of the
                                                        Company.
                                                   (4)  Marshall E. Eisenberg,
                                                        an individual, is an
                                                        attorney and a partner
                                                        in the law firm Neal,
                                                        Gerber & Eisenberg,
                                                        Chicago, Illinois.

                      (iv)  Prior Criminal         None
                            Convictions:

                      (v)   Prior Civil            None
                            Proceedings with
                            Respect to Federal
                            or State Securities
                            Laws:

                      (vi)  Citizenship/           U.S. Citizen
                            Organization:

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CUSIP NO. 013068200                     13D                  Page 6 of 6 Pages
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         Excluded are 839,100 Class A shares and 88,682 Class B shares held directly by Bernick's spouse; 5,100 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,587 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of the shares held by her spouse and they are not included above.

         (c)   None, except as described in Item 3 above.

         (d)   None.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits.

                  None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2002


Signature: /s/ Carol L. Bernick
          ------------------------------------------------------


Name/Title:    Carol L. Bernick, individually; as trustee
               or co-trustee of various trusts;
               and as an officer of various
               foundations.